Explanation of Responses:
(1)
On April 1, 2020, the Reporting Person contributed 5,311 shares of non-voting series A-2 convertible preferred stock of the Issuer, par value $0.001 per share (the “A-2 Preferred Shares”) and warrants to purchase 76,356 shares of common stock of the Issuer, par value $0.001 per share (the “Common Stock”) to Sarissa Capital Master Fund II LP (the “New Master Fund”), a newly organized Cayman Islands limited partnership, in exchange for an equivalent interest in two newly organized feeder funds (each, a “New Feeder Fund”) of the New Master Fund  (the “Fund Restructuring”).  As part of the Fund Restructuring, certain investors who previously held an indirect interest in the Reporting Person (through a feeder fund in the Reporting Person) redeemed such interests in exchange for the New Feeder Fund interests acquired by the Reporting Person.  Other than as between the Reporting Person and Sarissa Capital Master Fund II LP, the Fund Restructuring did not result in any change to any party’s pecuniary interest in the Issuer’s securities.

(2)	Each A-2 Preferred Share is convertible into 10 shares of Common Stock, subject to certain beneficial ownership conversion limitations.
(3)
Sarissa Capital Management LP, a Delaware limited partnership (“Sarissa Capital”), as the investment advisor to the Report Person, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the A-2 Preferred Shares and the warrants held directly by the Reporting Person.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and by virtue of his control of the ultimate general partner of the Reporting Person, Dr. Alexander Denner, a citizen of the United States of America, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the A-2 Preferred Shares and warrants directly held by the Reporting Person.  Each of Dr. Denner, Sarissa Capital and the Reporting Person disclaims beneficial ownership of the A-2 Preferred Shares and warrants except, in each case, to the extent of their pecuniary interest therein.